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MATTHEW Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 703 302 9402 Mobile

September 27, 2023

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re: CAZ Strategic Opportunities Fund (File Nos. 333-273837 and 811-23892)

Dear Ms. Dubey:

This letter responds to the comments provided in writing on September 7, 2023, in connection with your review of the registration statement on Form N-2 (the “Registration Statement”) for CAZ Strategic Opportunities Fund (the “Fund”) filed with the U.S. Securities and Exchange Commission (“SEC”) on August 9, 2023. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Contemporaneously with filing this letter, the Fund is filing Pre-Effective Amendment No. 1 to the Registration Statement, which reflects the responses below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

PROSPECTUS

Cover Page

1.	Comment: The cover page identifies class A shares, class D Shares and class I Shares as being offered by the Fund. As the Fund has not yet obtained exemptive relief to issue multiple classes of Shares, please identify the class of the Fund’s Shares being offered in this Prospectus and disclose that the other classes presented are not being offered.

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

2.	Comment: Under “Eligible Investors” please revise the second sentence to delete “with respect to certain individual investors or classes of investors” and the parentheses so that

September 27, 2023 Page 2

the sentence specifically identifies the persons for whom the minimum investment amount can be waived.

Response: The Fund has revised its disclosure as follows:

. . . The minimum initial and additional investments set forth above may be waived or reduced by the Fund with respect to certain employees, officers or Trustees of the Fund, the Adviser or its affiliates who qualify as accredited investors ~~individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates)~~. . ..

Prospectus Summary – Investment Opportunities and Strategies (pages 1-6)

3.	Comment: Please revise the heading of this section to insert the word “Principal” before “Strategies”. Also, please move disclosure of any non-principal investment strategies to another location outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2. See also Instruction 1 to Item 8.4. of Form N-2.

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

4.	Comment: The second paragraph of this section identifies the types of private equity and private debt vehicles in which the Fund will invest. Please disclose any targeted allocation in each type of vehicle.

Response: The Fund respectfully submits that the Fund does not have target allocations in private equity and private debt vehicles.

5.	Comment: Disclosure on pages two and three states that the Fund will invest in, among other things, “energy, agriculture, natural resources and other types of physical assets”, real estate and real assets. Please explain to us how the Fund will satisfy the definition of an investment company as it appears it can invest without limit in these types of assets that are not securities.

Response: The Fund will revise this disclosure to indicate that the Fund may invest in securities of issuers (including Investment Funds and registered investment companies) with exposure to energy, agriculture, natural resources and other types of physical assets.

Prospectus Summary – Eligible Investors (pages 8-9)

September 27, 2023 Page 3
6.	Comment: The second to last sentence of this section states that the accredited investors requirement will not be waived except with respect to knowledgeable employees of the Adviser or the Fund. Please define the term “knowledgeable employee”.

Response: The Fund has revised its disclosure as follows:

“The Adviser may from time to time impose stricter or less stringent eligibility requirements, although neither the Adviser nor the Fund will waive the accredited investor requirement, except with respect to “knowledgeable employees” (as that term is defined in Rule 3c-5 under the 1940 Act) of the Adviser or the Fund or as otherwise permitted by the SEC or its Staff.

Prospectus Summary – Share Repurchases by the Fund (pages 9-11)

7.	Comment: In the second and third bullets on page 10, please clarify that the Notice Date is the same as the Expiration Date.

Response: The Fund has revised its disclosure in response to this comment as follows:

. . . a shareholder who has tendered his/her/its Shares can revoke the request to tender the Shares upon written notice to the Fund received by the ~~Notice Date~~ date specified in the terms of the repurchase offer, which generally will be the same as the Notice Date (“Expiration Date”); and

8.	Comment: In the fifth paragraph on page 10, please disclose that the 5% of the estimated Payment that may be withheld will be paid within two business days after completion of the annual audit.

Response: The Fund has revised its disclosure in response to this comment as follows:

The Fund reserves the right to withhold up to 5% of the estimated Payment until after the completion of the annual audit of the Fund’s financial statements, ~~when it will be promptly paid~~ so long as such withheld amount will be paid within two business days of the completion of the audit. . .

9.	Comment: The second sentence of the fifth paragraph on page 10 states that a shareholder could wait as long as approximately 14 months to receive the second payment installment. Please clarify what date the 14 months is measured from.

Response: The Fund has revised its disclosure in response to this comment as follows:

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. . . If this occurs, a shareholder could wait as long as approximately 14 months, from the Notice Date, to receive the second payment installment. . ..

10.	Comment: The last sentence on page 10 states that the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust. Please replace this sentence with a statement that the Fund may repurchase Shares consistent with Rule 23c-2 under the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund respectfully notes that the referenced sentence indicates that any such repurchase would be “subject to applicable law.” The Fund will revise its disclosure to indicate that any such repurchases will be made in accordance with Section 23(c) of the 1940 Act and the rules thereunder. The Fund confirms that any repurchase of shares under these provisions would be conducted either: (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Fund’s securities; (ii) pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c), in which case the Fund would file an application with the SEC for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer.

Prospectus Summary – Risk Factors (pages 15-25)

11.	Comment: The first risk factor on page 18 describes the risks of “Other Asset-Backed Instruments”. Please disclose investment in such instruments in the description of the Fund’s principal strategies. Please also briefly describe the following types of investments that are identified in this risk factor: REMICs, Re-REMICs, inverse floaters and pass-through securities.

Response: The Fund respectfully submits that investments in Other Asset-Backed Instruments, including the types of investments referenced in the risk factor, will not be a principal investment strategy of the Fund, and therefore the Fund has removed the risk factor cited in the Staff’s comment from the principal risk factors listed in the Summary of Terms section and the Types of Investments and Related Risks section of the Prospectus.

Summary of Fund Expenses (pages 27-29)

12.	Comment: Please disclose the recoupment provision of the Expense Support Agreement in footnote 6. Please also confirm that the date such agreement will expire (i.e., “[ ], 2025”) will be at least one year from the effective date of the Fund’s registration statement.

September 27, 2023 Page 5

Response: The Fund confirms that the expiry of the Expense Support Agreement will be at least one year from the effective date of the Fund’s registration statement. In addition, the Fund has revised its disclosure in response to this comment as follows:

. . . The Adviser may recoup waived fees, reimbursed expenses or directly paid expenses if (i) the waived fees, reimbursed expenses or directly paid expenses have fallen to a level below the Expense Cap and (ii) the reimbursement amount does not raise the level of waived fees, reimbursed expenses or directly paid expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap applicable at that time. This contractual arrangement will remain in effect at least until [●], 2025 unless the Fund’s Board of Trustees approves its earlier termination.

Investment Objectives and Strategies – Investment Opportunities and Strategies (pages 29 – 30)

13.	Comment: Please revise the heading of this sub-section to insert the word “Principal” before “Strategies”. Also, please move disclosure of any non-principal investment strategies to a separate section that is less prominent. See Instruction 1 to Item 8.4. of Form N-2.

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

Investment Objectives and Strategies – Portfolio Composition (page 31)

14.	Comment: The second to last sentence of this section states that one or more subsidiary entities may be employed to earn such income and hold the related investments. Please respond to the following comments regarding any entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund (a “Subsidiary”). A primarily controlled entity is an entity that the Fund controls as defined in Section 2(a)(9) of the 1940 Act and for which the Fund’s control of the entity is greater than that of any other person.
a.	Comment: Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

Response: The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and any

September 27, 2023 Page 6

Subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

b.	Comment: Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

c.	Comment: Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the entity’s debt as its own for purposes of Section 18.

Response: The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

d.	Comment: Disclose that each investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response: The Fund acknowledges the Staff’s comments and notes that it does not expect that any Subsidiary entity will be party to an investment advisory contract. Furthermore, the Fund’s Subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

e.	Comment: Disclose that each Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the entity.

Response: The Fund respectfully submits that any Subsidiary entity will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of

September 27, 2023 Page 7

its Subsidiary entities. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

f.	Comment: Confirm to us that (a) if a Subsidiary is not organized in the U.S., the entity and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund confirms that (a) if a Subsidiary is not organized in the U.S., the entity and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

g.	Comment: Explain to us whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund acknowledges the Staff's comment and confirms that it will consolidate the financial statements of any wholly-owned Subsidiary with the financial statements of the Fund.

h.	Comment: Confirm to us that any wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in the Management Fee line item of the Fund’s fee table and the wholly-owned Subsidiary’s expenses will be included in the Other Expenses line item of the Fund’s fee table.

Response: The Fund acknowledges the Staff's comment and confirms that it would include any wholly-owned Subsidiary’s (i) management fee in the Management Fee line item of the Fund’s fee table and (ii) expenses in the Other Expenses line item of the Fund’s fee table.

Types of Investments and Related Risks – Principal Risks of Investing in the Fund – China Investments Risk (pages 40 – 41)

15.	Comment: If investing in variable interest entities is a principal risk of the Fund, please describe such risks here.

Response: The Fund respectfully advises the Staff that variable interest entities is not a principal risk of the Fund.

September 27, 2023 Page 8

Management of the Fund – Investment Personnel (pages 51- 52)

16.	Comment: Please use the term “portfolio manager” in this section to identify the “personnel of the Adviser who have primarily responsibility for management of the Fund”. See Item 9.1.c. of Form N-2.

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

Choosing a Share Class (page 60)

17.	Comment: Please delete the first and second sentences of the second to last paragraph of this section. Please also revise the third sentence of this paragraph to state that the financial intermediary may only impose minimum requirements that are higher than (rather than “different from”) those set forth in the Prospectus. In addition, the fourth sentence of this paragraph states that “you will not incur charges on repurchases”. Please revise this sentence to reflect that the Fund charges a 2% early repurchase fee.

Response: The Fund has revised its disclosure in response to this comment as follows:

The Fund may waive or lower investment minimums for investors who invest in the Fund through an asset-based fee program made available through a financial intermediary, provided that the investment minimum is at least $25,000. If your investment is aggregated into an omnibus account established by an investment adviser, broker or other financial intermediary, the account minimums apply to the omnibus account, not to your individual investment, provided that your investment is at least $25,000. The financial intermediary may also impose minimum requirements that are ~~different from~~ higher than those set forth in this Prospectus. If you choose to purchase or request repurchases of Shares directly from the Fund, you will not incur charges on repurchases, except for applicable Early Repurchase Fees (as defined herein). However, if you purchase or request repurchases of Shares through a broker-dealer or other financial intermediary, you may be charged a fee by that intermediary.

Sales Charge – Class A Shares – Purchase of Class A Shares (page 63)

18.	Comment: This first sentence of the third paragraph states that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund Shares. Please identify financial intermediaries and account types that offer sales charge waivers and discounts different from those disclosed in the Prospectus and describe such waivers and discounts. Please

September 27, 2023 Page 9

also apply this comment to the third to last sentence in the following sub-section “Waivers of Class A Sales Charges,” which states that the availability of these sales load waivers may depend on the particular financial intermediary and type of account through which you purchase or hold Fund shares. See IM Guidance Update 2018-06 and Item 12(a)(2) of Form N-1A.

Response: The Fund and its Distributor have not yet engaged a financial intermediary that intends to offer sales charge waivers and discounts different from those disclosed in the Prospectus. The Fund undertakes to supplement its Prospectus to identify any such financial intermediary and to describe such waivers and discounts before offering them to investors.

Sales Charge – Class A Shares – Waivers of Class A Sales Charges (page 64)

19.	Comment: The first sentence of the second paragraph states that the Class A Shares front-end sales charge may be reduced or waived for the following individuals and institutions. Please specifically disclose whether the sales charge is reduced or waived for each of the bullet points. See Item 12(a)(2) of Form N-1A.

Response: The Fund respectfully notes that it is not subject to the requirements set forth in Form N-1A. Nevertheless, the Fund acknowledges this comment and has revised its disclosure accordingly.

20.	Comment: The last two bullet points refer to financial intermediaries and broker-dealers that have entered into agreements with the Distributor. Please identify the financial intermediaries and broker-dealers who have entered into such agreements, and therefore through whom sales charges may be reduced or waived. See IM Guidance Update 2018-06 and Item 12(a)(2) of Form N-1A.

Response: The Fund respectfully notes that it is not subject to the requirements set forth in Form N-1A. The Fund and its Distributor have not yet engaged a financial intermediary who will offer sales charge waivers and discounts different from those disclosed in the Prospectus. However, the Fund respectfully submits that it believes that the list of financial intermediaries and broker-dealers with which the Fund will have agreements and which will have entered into agreements with the Distributor would be subject to frequent change, and so including such a list in the registration statement would be premature and impracticable. The Fund notes that Item 12(a)(2) of Form N-1A requires that the Fund “identify each class of individuals or transaction to which sales charge waiver arrangements apply,” and the Fund respectfully submits that its current disclosure satisfies

September 27, 2023 Page 10

such requirements. Accordingly, the Fund respectfully declines to make the requested change.

How to Buy Shares – Eligible Investors (pages 65 -66)

21.	Comment: The second sentence of the third paragraph on page 66 states that some intermediaries may impose different or additional eligibility requirements. Please delete “different or”.

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

How to Buy Shares – Investment Minimum (page 66)

22.	Comment: Please delete the fourth, fifth and sixth sentences of this section.

Response: The Fund has revised its disclosure in response to this comment as follows:

. . . The Fund may waive or lower investment minimums for investors who invest in the Fund through an asset-based fee program made available through a financial intermediary, provided that the investment minimum is at least $25,000. If your investment is aggregated into an omnibus account established by an investment adviser, broker or other financial intermediary, the account minimums apply to the omnibus account, not to your individual investment, provided that your investment is at least $25,000. The financial intermediary may also impose minimum requirements that are ~~different from~~ higher than those set forth in this Prospectus. If you choose to purchase Shares from or effect repurchase requests directly with the Fund, you will not incur charges on such purchases and repurchases, except for applicable Early Repurchase Fees. . .

Repurchases and Transfers of Shares – Repurchases of Shares (pages 68 – 70)

23.	Comment: On page 70, the second to last paragraph states that the Fund may repurchase Shares in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act if the Fund makes certain determinations. Please delete the last bullet point. See Section 23(c)(3) of the 1940 Act. Also, in the fifth bullet point, please define what “Special Laws or Regulations” are.

Response: The Fund has revised its disclosure in the fifth bullet point in response to this comment as follows:

September 27, 2023 Page 11

with respect to a shareholder subject to ~~Special Laws or Regulations~~ special laws or compliance requirements, such as those imposed by ERISA, the U.S. Bank Holding Company Act of 1956, as amended or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

The Fund respectfully declines to make any other changes in response to this comment. The Fund respectfully notes that it could only repurchase shares pursuant to the last bullet if, and only if, the repurchase were made in accordance with the “1940 Act, including Rule 23c-2 under the 1940 Act.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies – C. Additional Information Regarding Investment Restrictions (pages 36 -37)

24.	Comment: Please revise the second sentence of the third paragraph of this section to insert “tax-exempt” before “municipal”. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

25.	Comment: Disclosure in the third paragraph of this section states twice that each foreign government is considered to be a separate industry and that currency positions are not considered to be an investment in a foreign government for industry concentration purposes. Please only make these statements one time.

Response: The Fund has revised its disclosure in response to this comment as follows:

. . . The Fund does not apply this restriction to municipal securities, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, repurchase agreements collateralized by securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or other investment companies. For purposes of this restriction, each foreign government is considered to be a separate industry. Currency positions are not considered to be an investment in a foreign government for industry concentration purposes. In addition, for purposes of the Fund’s concentration policy set forth in investment restriction A.2, obligations

September 27, 2023 Page 12

issued or guaranteed by the U.S. government or its agencies or instrumentalities that are not mortgage-backed securities shall not be considered part of any industry. ~~However, for purposes of this restriction, each foreign government is considered to be a separate industry. Currency positions are not considered to be an investment in a foreign government for industry concentration purposes.~~ To the extent an underlying Investment Fund has adopted an 80% policy that requires investments in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy set forth in investment restriction A.2.

26.	Comment: Disclose that the Fund will consider the holdings of other investment companies in which it invests for purposes of determining compliance with its concentration policy.

Response: The Fund is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Fund determines that its investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would include appropriate risk disclosure in the Fund’s registration statement. Notwithstanding the foregoing, the Fund confirms that, to the extent an underlying investment company has adopted an 80% policy that indicates investment in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

Proxy Voting Policy and Proxy Voting Record (page 49)

27.	Comment: The first sentence of the second paragraph states that the Adviser’s policies and procedures to determine how to vote proxies relating to portfolio securities are set forth in Appendix A. Please attach Appendix A as it is currently not attached.

Response: The Fund acknowledges this comment and, as noted above, is filing Pre-Effective Amendment No. 1, which will contain Appendix A as per the Staff’s request.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

28.	Comment: Please revise sections 7(a) and 8(a) of the Declaration of Trust to replace “gross negligence, willful misconduct, or bad faith” with “willful misfeasance, bad faith, gross

September 27, 2023 Page 13

negligence or reckless disregard of the duties involved in the conduct of his or her office.” See Section 17(h) of the 1940 Act.

Response: The Fund will amend and restate its Declaration of Trust in a manner consistent with this comment.

29.	Comment: Please file the actual Investment Management Agreement, rather than a “Form of”.

Response: The Fund acknowledges this comment and will file the actual Investment Management Agreement in a subsequent amendment.

30.	Comment: Please confirm that the opinion and consent of counsel to be filed by amendment will be consistent with Staff Legal Bulletin 19.

Response: The Fund confirms that the opinion and consent of counsel to be filed by amendment will be consistent with Staff Legal Bulletin 19.

Signature Page

31.	Comment: We note that the trustees have not signed the registration statement. Please ensure that once the Board of Trustees has been properly constituted and officers appointed, a pre-effective amendment to the registration statement will be signed by a majority of Trustees as well as the required officers of the Fund. See Section 6(a) of the Securities Act.

Response: The Fund confirms that that a pre-effective amendment to the registration statement will be signed by a majority of Trustees as well as the required officers of the Fund.

GENERAL COMMENTS

32.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented and does not intend to present any “test the waters” materials to potential investors in connection with this offering.

September 27, 2023 Page 14
33.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges that the Staff may have additional comments.

34.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund acknowledges this comment.

35.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, other than the applications to issue multiple classes of Shares and to co-invest with affiliates.

Response: The Fund filed an application for exemptive relief to permit co-investments with affiliates on August 10, 2023 (File No. 812-15493). The Fund also filed an application for exemptive relief to offer multiple share classes on August 10, 2023 (File No. 812-15494). The Fund expects to re-file its application for exemptive relief to offer multiple share classes in the near future.

36.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges this comment and, as noted above, is filing Pre-Effective Amendment No. 1, which reflects the responses herein.

* * *

September 27, 2023 Page 15

Should you have any questions regarding this letter, please contact Alexander C. Karampatsos at 202.261.3402 (or by e-mail at Alexander.Karampatsos@dechert.com) or Matthew Carter at 202.261.3395 (or by e-mail at Matthew.Carter@dechert.com).

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

/s/ Matthew J. Carter

Matthew J. Carter

cc: Christopher A. Zook, CAZ Investments LP

Isaiah Massey, Sole Initial Trustee

Thomas J. Friedmann, Dechert LLP